JG

16002147

SEC
Mail Processing
Section
APR 04 2016
Washington DC
412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26550 Silverado Court
(No. and Street)

Moreno Valley	CA	92555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elton Johnson, Jr. 951-242-8090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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aUB

OATH OR AFFIRMATION

I, Elton Johnson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Elton Johnson Jr.
Signature

PRESIDENT & CEO
Title

SEE ATTACHED NOTARIAL CERTIFICATE CJ 3/28/16

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CALIFORNIA JURAT

(CALIFORNIA GOVERNMENT CODE § 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
COUNTY OF Riverside)

Subscribed and sworn to (or affirmed) before me on this 28 day of March, 2016
by Elton Johnson Jr, proved to me on the basis of
(Name of Signer(s))
satisfactory evidence to be the person(s) who appeared before me.

CARRIE MARIE LEIVAS
Commission # 2136783
Notary Public - California
Riverside County
My Comm. Expires Dec 14, 2019

Signature of Notary Public (Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT Document Date: 30 MARCH 2016

Number of Pages: 10+ Signer(s) Other Than Named Above: N/A

Additional Information: FORM X-17A-5, PART III

revision date 01/01/2015

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Amerivet Securities, Inc.
Inglewood, CA 90308

I have audited the accompanying statement of financial condition of Amerivet Securities, Inc. (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income (loss), changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that Amerivet Securities, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event Amerivet Securities, Inc. cannot continue in existence.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
March 24, 2015

Amerivet Securities, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS

Commissions receivable			$	1,314
Receivable from shareholder				13,822
Total Assets			$	15,136

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Liabilities				
Accrued expenses			$	1,378
Cash overdraft				12
Due to others				9,916
Loan payable affiliates				1,090
Payable to NASD				44,359
Payable to FINRA CRD				8,400
Total Liabilities				65,155
Shareholder's Equity				
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	$	1,000		
Paid-in capital		210,089		
Retained earnings (deficit)		(261,108)		
Total Shareholder's Equity (Deficit)				(50,019)
Total Liabilities and Shareholder's Equity (Deficit)			$	15,136

Amerivet Securities, Inc.
Statement of Income (Loss)
For The Year Ended December 31, 2015

Revenue		
Commission	$	2,252
DVBE consulting fees		16,586
Total Revenue		18,838
Expenses		
Officer's fee		18,425
Outside service		3,030
Professional fees		3,250
Regulatory fees		12,456
All other expenses		354
Prior period adjustment		(2,121)
Total Expenses		35,394
Net income (loss) before tax provision		(16,556)
Income tax provision		800
Net Income (Loss)	$	**(17,356)**

See Accountant's Report and Accompanying Notes to Financial Statements

Amerivet Securities, Inc.
Statement of Changes In Shareholder's Equity
For The Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance December 31, 2014	1,000	$ 1,000	$ 210,089	$ (243,752)	$ (32,663)
Net Income (Loss)				(17,356)	(17,356)
Balance December 31, 2015	**1,000**	$ **1,000**	$ **210,089**	$ **(261,108)**	$ **(50,019)**

See Accountant's Report and Accompanying Notes to Financial Statements

Amerivet Securities, Inc.
Statement of Cash Flow
For The Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income (loss)	$	(17,356)
Adjustments to reconcile net assets to net cash provided by operating activities:		
Increase (Decrease) in bank overdraft		12
(Increase) decrease in commission receivable		(1,314)
Increase (decrease) in accrued expenses		(6,159)
Increase (decrease) in due to FINRA CRD		8,400
Net cash flows from operating activities		(16,417)
Cash Flows from Investing Activities		
Net cash flows from investing activities		-
Cash Flows from Financing Activities		
Borrowed from shareholder		5,366
Borrowed from affiliate		1,090
Borrowed from others		9,916
Net cash flows from financing activities		16,372
Net decrease in cash		(45)
Cash at beginning of year		45
Cash at December 31, 2015	$	-
Supplemental Information		
Interest paid	$	-
Income taxes paid	$	800

Amerivet Securities, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Amerivet Securities, Inc. (the "Company"), was incorporated in the State of California on August 6, 1993. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's Office. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped trading at the end of August 31, 2002. The principal of the firm has been out of the country for the greater parts of the past 5 years supporting the military efforts in Iraq and Afghanistan.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of mutual fund trailers and consulting agreements with the California State Controller's Office, which is recognized when earned.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is accrued or expensed as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 3 - Going Concern

The Company has over the past years had limited income. The only source of income currently is from mutual fund trailers. The principal of the firm was out of the country for the greater parts of 2010 to 2014 supporting the military efforts in Afghanistan. Management continues to negotiate an infusion of capital in return for an equity position.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 4 - Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$ 0	$ -	$ -	$ 0
Equities	0			0
Total	$ 0	$ -	$ -	$ 0

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital deficit of $(65,155) which was $70,155 below its required net capital of $5,000. The Company's net capital ratio was a negative 1.00 to 1.

In order to pay the FINRA in full as agreed to in the Repayment Agreement dated 1 September 2006, Elton Johnson, Jr., the owner and main principal of Amerivet Securities, Inc., intends to borrow funds against the equity in his primary residence and use his personal savings this year (2016) to capitalize the company in the amount of $70,000. The amount that will be paid to FINRA is $44,358.78 (Note: The amount listed in the Repayment Agreement is $47,908.78. However, on 14 March 2007, the NASD Dispute Resolution Midwest Region office gave Amerivet Securities, Inc., a waiver on arbitration fees in the amount of $3,550. Therefore, this amount was deducted from the $47,980.78.)

Note 6 – Income Taxes

At December 31, 2015 there was a federal NOL carry forward of approximately $194,977. The Federal and California tax can be carried forward for 20 years. At December 31, 2015, the Company recorded the minimum franchise tax of $800 and did not record deferred tax benefits.

Note 7 – Due To Affiliate

The Company borrowed $1,090 from a company under common ownership with no specific repayment date and no interest. $1,000 has been repaid, and the balance is expected to be repaid in 2016.

Note 8 – Due To Others

The amount due is interest-free and due to an associate of the shareholder. It is not expected to be repaid, but possibly converted to an ownership position in the future.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for the year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Office Space

The Company utilizes office space provided by the shareholder free of charge.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 24, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Amerivet Securities, Inc.
Schedule I - Computation of Net Capital Requirement
December 31, 2015

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	(50,019)
Nonallowable assets		
Commissions receivable		(1,314)
Receivable from shareholder		(13,822)
Net Capital (Deficit)	$	(65,155)
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	4,343
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital (Deficit)	$	(70,155)
Computation of Aggregate Indebtedness		
Total liabilities	$	65,155
Aggregate Indebtedness to net capital		(1.00)

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	(50,792)
Variance		
2014 audit adjustments		(5,273)
Prior period adjustment		2,121
Accrual of expenses		(11,211)
Net Capital (Deficit) per Audited Report	$	(65,155)

Amerivet Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Amerivet Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

AMERIVET SECURITIES, INC.
26550 SILVERADO COURT
MORENO VALLEY, CA 92555-5927
(888) 960-0644 (OFFICE) / (951) 346-5533 (FAX)
amerivet@yahoo.com (email address)
www.amerivetsecurities.com (website)
CRD #34786 / NFA #0250732 / IARD #34786 (MEMBER: FINRA, NFA, SIPC)
NAICS CODES: 523120 (securities brokerage) / 523140 (commodities brokerage) / 561611 (investment advisory services)
MEMBER: NAVOBA, CADVBA (DVBE # 00034), GIA

24 March 2016

Ms. Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Amerivet Securities, Inc., met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period 1 January to 31 December 2015.

Cordially yours,

Elton Johnson, Jr.
President & CEO

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Amerivet Securities, Inc.

I have reviewed management's statements, included in the accompanying Amerivet Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
March 24, 2016